SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2010

Irsa Inversiones y Representaciones

Sociedad Anónima

(Exact name of Registrant as specified in its charter)

Irsa Investments and Representations Inc.

(Translation of registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Bolívar 108

(C1066AAB)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA

(THE “COMPANY”)

REPORT ON FORM 6-K

On May 17, 2010 the Company issued the press release attached below.

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA ANNOUNCES OFFERING OF SENIOR NOTES

Buenos Aires, Argentina, May 17, 2010. IRSA Inversiones y Representaciones Sociedad Anónima (“IRSA”) (NYSE: IRS) currently expects to seek to raise approximately up to U.S.$ 150 million (amount which could be increased up to U.S.$250 million) by the placement of senior notes (the “Notes”) in the international capital markets. The net proceeds of the Notes would be used for one or more of the following purposes: refinancing or repayment of outstanding indebtedness, capital contributions to subsidiaries or affiliates, investments in tangible assets in Argentina and funding of working capital.

The Notes are expected to be offered only to qualified institutional buyers under Rule 144A of the Securities Act of 1933, as amended (the “Securities Act”), and to certain non-U.S. persons in transactions outside the United States under Regulation S of the Securities Act. The issuance and sale of the Notes would not be registered under the Securities Act, and the Notes could not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act and other applicable securities laws.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the Notes, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

About IRSA

IRSA is one of Argentina’s leading real estate companies in terms of total assets. It is engaged, directly and indirectly through subsidiaries and joint ventures, in a range of diversified real estate related activities, such as the acquisition, development and operation of shopping centers, the origination, securitization and management of credit card receivables, the acquisition and development of residential properties, the acquisition, development and operation of offices and other non-rental properties primarily for rental purposes and the acquisition and operation of luxury hotels.

Forward Looking Statements

Some of the statements contained in this news release may constitute “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995, including statements as to IRSA’s expectations, beliefs and strategies regarding the future. These forward-looking statements may involve risks and uncertainties that are difficult to predict, may be beyond IRSA’s control and could cause actual results to differ materially from those described in such statements. Although IRSA believes that the expectations reflected in such forward-looking statements are reasonable, we can give no assurance that such expectations will prove to be correct. The Company undertakes no obligation to correct or update any forward-looking statements, whether as a result of new information, future events or otherwise.

Contacts

For further information, please contact:

CFO Gabriel Blasi, gblasi@irsa.com.ar

Capital Markets Manager Leonardo Magliocco, lmagliocco@altopalermo.com.ar

Tel. (5411) 4344-5030

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ SAÚL ZANG
Name:	Saúl Zang
Title:	Vice Chairman of the Board of Directors

Dated: May 17, 2010.